Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ARAMARK Corporation:

We consent to the use of our report dated December 15, 2011, with respect to the consolidated balance sheets of ARAMARK Corporation and subsidiaries as of September 30, 2011 and October 1, 2010 and the related consolidated statements of operations, cash flows and equity for the fiscal years ended September 30, 2011, October 1, 2010 and October 2, 2009 and the related financial statement schedule incorporated herein by reference and to the references to our firm under the headings “Summary consolidated financial data” and “Experts” in the prospectus.

Our report refers to a change in the method of accounting for the trade receivables securitization agreement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 27, 2012